

January 10, 2012

<u>Via E-mail</u>
Mr. Christopher Lindop
Chief Financial Officer
Haemonetics Corporation
400 Wood Road
Braintree, Massachusetts 02184-9114

   RE: **Haemonetics Corporation**
     Form 10-K for the fiscal year ended April 2, 2011
     Filed May 26, 2011
     File No. 001-14041

Dear Mr. Lindop:

   We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended April 2, 2011</u>

<u>Item 8. Financial Statements and Supplementary Data</u>

<u>Note 15. Segment Information, page 80</u>

1.   We note that you present only one operating segment but you have four global product categories. Please tell us about your analysis under ASC 280-10-50, including whether or not you have aggregated any operating segments. Summarize the content of the information provided to your chief operating decision maker, including information regarding the global product categories.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant